October 19, 2018

Ung Gyu Kim
Chief Executive Officer
eMarine Global Inc.
4th Floor, 15-14, Samsan-ro 308beon-gil
Nam-gu, Ulsan, 44715 South Korea

       Re: eMarine Global Inc.
           Registration Statement on Form S-1
           Filed on September 24, 2018
           File No. 333-227500

Dear Dr. Kim:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Cover Page

1. Please reconcile the $0.90 per share offering price discussed here with the $1.00 per share offering price discussed in the Plan on Distribution on page 36.
2. We note your statement that "If and when our Common Stock is regularly quoted on an over-the-counter market or on a national securities exchange, the Selling Stockholders may sell their respective shares of Common Stock, from time to time, at prevailing market prices or in privately negotiated transactions." Please revise your disclosure to clearly state that the selling stockholders will offer the securities at the fixed offering price until your common stock is quoted on the OTCQX, the OTCQB or a national securities
 Ung Gyu Kim
FirstName LastNameUng Gyu Kim
eMarine Global Inc.
Comapany NameeMarine Global Inc.
October 19, 2018
October 19, 2018 Page 2
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         exchange. If your common stock is quoted only on the OTC Pink Tier, the selling shareholders may not engage in at-the-market offerings.
Prospectus Summary, page 1

3. In one of the opening paragraphs and in your risk factors, please include your revenues and net losses for the most recent audited period, and interim stub. Please also show revenues and net losses for those periods converted into U.S. dollars. Please also disclose that your auditor has issued a going concern opinion. Finally, please disclose that you are in default with respect to a few of your borrowings, as discussed on page F-9.
Maintenance Bond, page 16

4. While we note your disclosure in Note 14 of the financial statements on page F-14, please briefly expand your disclosure to explain how the maintenance bonds operate in connection with service agreements. Please file any material maintenance bond agreements as exhibits, or advise.
Key Factors of Our Business Model, page 21

5. We note your statement that you "hold approximately 90% of the market of private ships through our government contracts with the Republic of Korea ("R.O.K") Navy and Coast
         Guard, and [you] hold approximately 60% of the public sector market share." With respect to your government contracts, please explain what you mean by the "market of private ships." Please also tell us what constitutes the "public sector market."
6. We note your disclosure here regarding government contracts with the Republic of
         Korea. Please file these contracts as exhibits or advise why that is not necessary.
Certain Relationships and Related Transactions, page 32

7. We note the disclosure that the company loaned money to the company's officers and employees. Please advise how this apparent existing debt to company officers complies with Section 13(k) of the Exchange Act, and how the company will comply with this section in the future.
Selling Stockholders , page 34

8. Given the large number of securities you are registering for resale, please provide us an analysis as to why this should not be treated as a primary offering by the company, and why the offering is appropriate under Securities Act Rule 415. As part of your response, please provide us the current number of shares held by non-affiliates. Please also provide us an analysis as to why the selling shareholders are not acting as underwriters. We may have further comment when we review your response.
9. Please provide the natural person or persons who has voting and dispositive control over
 Ung Gyu Kim
FirstName LastNameUng Gyu Kim
eMarine Global Inc.
Comapany NameeMarine Global Inc.
October 19, 2018
October 19, 2018 Page 3
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FirstName LastName
         the shares owed by Peach Management LLC.
Item 15. Recent Sales of Unregistered Securities, page II-2

10. Please revise to include the exemption from registration claimed for each of the disclosed offerings, and briefly state the facts relied upon to make the exemption available.
Signatures, page II-6

11. In the second signature block, please also provide the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed.
Exhibits

12. We note that you have incorporated by reference a number of your exhibits. Please ensure that you file or incorporate by reference into this S-1 executed versions as applicable, such as the Share Exchange Agreement with e-Marine Co., Ltd., dated July 25, 2017. Refer to
         Instruction 1 of Item 601. With respect to this Share Exchange Agreement, please file
         Exhibit A which presumably lists the counterparties to the agreement. General

13. Your website has an announcement about HOs from other nations visiting your office in
         Seoul which states that the participants included a person(s) from Sudan. You identify
         Hyundai Heavy Industries as a partner and your largest customer. Hyundai Heavy
         Industries Bulgaria's website lists Sudan and Syria as markets. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S.
         sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including with their governments, whether through subsidiaries, customers, partners, affiliates, or other direct or indirect arrangements.
14. Please provide in the forepart of the document, and as of the latest practicable date, the exchange rate into U.S. currency of the Korean Won.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please
 Ung Gyu Kim
eMarine Global Inc.
October 19, 2018
Page 4

contact Susan Block at 202-236-9620 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions



FirstName LastNameUng Gyu Kim                            Sincerely,
Comapany NameeMarine Global Inc.
                                                         Division of
Corporation Finance
October 19, 2018 Page 4                                  Office of
Transportation and Leisure
FirstName LastName